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.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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Section

FEB 2 9 2012

Washington, DC

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SEC FILE NUMBER

8-28527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

10251 Vista Sorrento Parkway, Suite 200

(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise S. Iverson   858-964-0500
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation

(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Denise S. Iverson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Dunham & Associates Investment Counsel, Inc._____ , as

of __December 31_____ , __2011____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

NICOLE ASTORGA
Commission # 1923522
Notary Public - California
San Diego County
My Comm. Expires Feb 25, 2015

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition. Cash Flows

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☐ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

For the Years Ended December 31, 2011 and 2010



DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS



PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

$\mathcal{PKF}$

San Diego, California
February 27, 2012

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS

	2011	2010
Current assets:		
Cash	$ 2,205,553	$ 1,657,204
Accounts receivable	318,070	958,233
Receivables from related parties	666,417	422,686
Prepaid expenses	272,804	256,233
Total current assets	3,462,844	3,294,356
Investments	614,848	991,224
Furniture, fixtures and equipment, net of accumulated depreciation of $390,375 and $312,060	107,446	168,271
Total assets	$ 4,185,138	$ 4,453,851

LIABILITIES AND SHAREHOLDER'S EQUITY

	2011	2010
Liabilities:		
Accounts payable	$ 351,294	$ 527,870
Accrued liabilities	436,581	375,990
Total liabilities	787,875	903,860
Contingencies (Note 8)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	1,671,556	1,824,284
Total shareholder's equity	3,397,263	3,549,991
Total liabilities and shareholder's equity	$ 4,185,138	$ 4,453,851

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Investment advisory services and fees	$ 5,527,355	$ 5,104,379
Brokerage and mutual fund commissions	287,532	292,804
Interest and other income	256,255	252,749
Total revenues	6,071,142	5,649,932
Expenses:		
Salaries and benefits	2,462,739	2,136,060
General, administrative and selling	2,895,131	2,909,409
Total expenses	5,357,870	5,045,469
Net income before taxes	713,272	604,463
Provision for income taxes	(11,000)	(9,400)
Net income	$ 702,272	$ 595,063

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2009	100,000	$ 1,990	$ 1,723,717	$ 1,229,221	$ 2,954,928
Net income	–	–	–	595,063	595,063
Balance, December 31, 2010	100,000	1,990	1,723,717	1,824,284	3,549,991
Shareholder distributions	–	–	–	(855,000)	(855,000)
Net income	–	–	–	702,272	702,272
Balance, December 31, 2011	100,000	$ 1,990	$ 1,723,717	$ 1,671,556	$ 3,397,263

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 702,272	$ 595,063
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	80,086	93,859
Loss (gain) on sale of furniture, fixtures and equipment	2,909	(200)
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	640,163	(494,729)
Receivables from related parties	(243,731)	120,515
Prepaid expenses	(16,571)	(11,146)
Increase (decrease) in liabilities:		
Accounts payable	(176,576)	199,430
Accrued liabilities	60,591	16,474
Net cash provided by operating activities	1,049,143	519,266
Cash flows from investing activities:		
Purchases of investments	(178,359)	–
Sales of investments	554,735	13,883
Release of restricted cash	–	100,000
Purchases of furniture, fixtures and equipment	(22,170)	(138,755)
Sales of furniture, fixtures and equipment	–	450
Net cash provided by (used in) investing activities	354,206	(24,422)
Cash flows from financing activities:		
Shareholder distributions	(855,000)	–
Net cash used in financing activities	(855,000)	–
Net increase in cash	548,349	494,844
Cash at beginning of year	1,657,204	1,162,360
Cash at end of year	$ 2,205,553	$ 1,657,204
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 27,600	$ 800

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from an asset allocation and wrap fee program utilizing a no-load class of shares of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

The Company previously earned fees by providing financial advisory, asset management and distribution services to three California limited partnerships, the D&A Mortgage Funds ("Mortgage Funds"), of which Asset Managers, Inc., an affiliate, is the General Partner. In April 2009, a majority of the limited partners of the Mortgage Funds approved to begin an orderly liquidation of the Mortgage Funds due to the continuing difficult economic environment and challenging real estate and credit markets impacting the Mortgage Funds and their borrowers, thereby eliminating any future placement fees and advisory fees earned by the Company.

Recognition of Revenue

The Company, as investment advisor, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap program ("Asset Allocation Program"). The Asset Allocation Program uses the Dunham Funds – Class N Shares. The Company earns advisory fees based either on the performance of the underlying accounts or on a flat percentage fee basis, subject to the financial adviser's choice and the qualification of the client. Advisory fees are earned monthly and collected quarterly. A portion of the advisory fees are in turn paid to the financial advisers. Advisory fees are recognized to revenue when earned.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue when earned.

The Company has entered into contracts with various broker/dealers and others to sell, through registered sales representatives, units of the Mortgage Funds. The Company could receive a placement fee from investors on the sale of partnership units which was recorded at the time the investment was completed. The Company also earned advisory fees from the Mortgage Funds calculated as a percentage of the monthly interest distribution to investors. These fees were recorded monthly when earned. Any placement fees charged by a registered sales representative and a portion of the advisory fees were in turn paid to the participating broker/dealers. As discussed above, the Company no longer receives fees related to the Mortgage Funds.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts, if required, based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Investments

The Company accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments - Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available for sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of shareholder's equity.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 states that a fair value measurement should be determined based on the assumptions the market participants would use in pricing the asset or liability. In addition, FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the types of valuation information ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three broad levels defined by FASB ASC 820 hierarchy are as follows:

Level 1 – quoted prices for identical assets or liabilities in active markets.

Level 2 – pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date.

Level 3 – valuations derived from methods in which one or more significant inputs or significant value drivers are unobservable in the markets. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment to estimation.

Valuations based on unobservable inputs are highly subjective and require significant judgments. Changes in such judgments could have a material impact on fair value estimates. In addition, since estimates are as of a specific point in time, they are susceptible to material near-term changes. Changes in economic conditions may also dramatically affect the estimated fair values.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally five years. Depreciation expense for the years ended December 31, 2011 and 2010 was $80,086 and $93,859, respectively, and is included in general, administrative and selling expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%, which is allocated to the Company based on its net income. Accordingly, no provision for federal income taxes is included in the financial statements and an expense of $11,000 and $9,400 is recorded for California state taxes for the years ended December 31, 2011 and 2010, respectively.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2011 and 2010, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2011 and 2010, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2008.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits. At December 31, 2011 the Company's uninsured cash balances totaled $1,171,318. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - RESTRICTED CASH

The Company was required to maintain a $100,000 deposit, in the form of restricted cash, pursuant to the Fully Disclosed Clearing Agreement with its clearing firm. During 2010, the Company notified FINRA and the clearing firm that such a relationship was no longer required for its primary business operations and ceased its clearing relationship with the firm. Pursuant to the change, the clearing deposit was no longer required and was returned to the Company.

NOTE 4 - INVESTMENTS

The Company periodically invested its excess cash in one or more of the Mortgage Funds, which maintain a constant net asset value. At December 31, 2011 and 2010, the Company had investments of $168,303 and $536,191, respectively, in the D&A Daily Mortgage Fund III, L.P. (the "Daily Mortgage Fund"), which was available for redemption daily. During 2011, an affiliate of the Company purchased $535,559 of the Daily Mortgage Fund from the Company for liquidity purposes. At December 31, 2011 and 2010, the Company had investments of $446,545 and $455,033, respectively, in the D&A Semi-Annual Mortgage Fund III, L.P., which was available for redemption twice a year. As discussed in Note 1, the Mortgage Funds began an orderly liquidation in April 2009. The Mortgage Funds will continue to manage their investments and make pro-rata capital distributions to all limited partners as cash becomes available. As a result, the Company does not know how much of its investments in the Mortgage Funds will be available for redemption during 2012.

The carrying values reflected in the statements of financial condition at December 31, 2011 and 2010 reasonably approximate the fair values for financial instruments in accordance with FASB ASC 820. In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1), pricing inputs other than quoted prices in active markets (Level 2) and valuations derived from unobservable inputs (Level 3) as appropriate.

At December 31, 2011 and 2010, the Company held investments in the Mortgage Funds of $614,848 and $991,224, respectively, that were classified as Level 2 on the statements of financial condition. The investments were valued at the net asset value of shares held by the Company at year end. The net asset value of the investments are based on the fair value of the underlying net assets held by the Mortgage Funds. No allowance for potential credit losses was considered necessary at December 31, 2011 and 2010.

NOTE 5 - ACCOUNTS RECEIVABLE

Accounts receivable consists of advisory fees receivable from clients, billed and collected quarterly. There is no allowance for uncollectible accounts required on these balances.

NOTE 6 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2011 and 2010, the amount of net capital, as defined, exceeds the minimum amount required by $1,097,628 and $433,294, respectively, and its ratio of aggregate indebtedness to net capital is 0.58 to 1 and 1.32 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds, the Mortgage Funds and services as discussed in Note 1. For the years ended December 31, 2011 and 2010, these fees amounted to $3,700,821 and $3,132,866, respectively. As of December 31, 2011 and 2010, the Company has a receivable balance of $297,102 and $337,924, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers. For the years ended December 31, 2011 and 2010, these amounts were $433,498 and $380,310, respectively.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses and services except for bonus expense, if any, which is allocated to each company based on net income. Total allocable expenses of the Company and the affiliates were $5,797,976 and $6,063,287 for the years ended December 31, 2011 and 2010, respectively, of which $2,042,603 and $2,616,688 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses. As of December 31, 2011 and 2010, the Company has a receivable balance of $369,315 and $84,762, respectively, which is included in receivables from related parties.

NOTE 8 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 7.

NOTE 8 - CONTINGENCIES, Continued

The Company, along with certain affiliates and/or officers, has received various letters with complaints and/or threats of potential legal action primarily related to clients invested in the Mortgage Funds. The Company has been named in five arbitrations, three of which were subsequently dismissed or withdrawn. One was held in January 2011 with a decision rendered by the panel in March 2011. Claims against one officer were withdrawn by claimant prior to the arbitration and claims against DTC and the other officer were dismissed with prejudice. The panel also recommended the expungement of all reference to the arbitration from the officer's registration records. The Company was not required to pay claimant attorneys' fees or costs and claimant's requests for punitive damages and other relief were denied. The award required the Company to pay claimant $1,367,750 plus interest at 2% from December 31, 2008 until paid with claimant required to concurrently transfer claimant's ownership of units in the D&A Daily Mortgage Fund ("Claimant's Units") to the Company. The award was paid by the Company's insurance company, under reservation of rights, and the Claimant's Units were in turn assigned to the insurance company. The one remaining arbitration is in its infancy stage as the Company was just recently served with the Statement of Claim in January 2012. The asserted claims include misrepresentation and breach of contract and claimants seek compensation in the amount of $2.5 million, which they state represents a return of the funds that are currently held in the Mortgage Funds, together with a reasonable return on the funds. The Company, through counsel, is working with claimant to resolve and/or dismiss the claim prior to arbitration. If unsuccessful, the Company will answer and defend the claims vigorously as the Company does not believe there is any merit to the claims. The Company believes, based on current knowledge and consultation with counsel, that the claims can be successfully defended.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. There was no Company contribution to the plan for the years ended December 31, 2011 and 2010.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2012.

SUPPLEMENTARY SCHEDULES

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2011 and 2010

	2011	2010
Net worth	$ 3,397,263	$ 3,549,991
Less:		
Non-allowable assets:		
Accounts receivable	318,070	958,233
Investments	614,848	991,224
Receivables from related parties	666,417	422,686
Prepaid and other assets	272,854	256,283
Furniture, fixtures and equipment	107,446	168,271
Other deductions	70,000	70,000
Net capital	1,347,628	683,294
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	(250,000)	(250,000)
Excess net capital	$ 1,097,628	$ 433,294
Total aggregate indebtedness	$ 787,875	$ 903,860
Ratio of aggregate indebtedness to net capital	0.58 to 1	1.32 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2011 and 2010

	2011	2010
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,347,628	$ 683,294
Adjustments	−	−
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 1,347,628	$ 683,294
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 787,875	$ 903,860
Adjustments	−	−
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 787,875	$ 903,860

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2011 and 2010

		2011	2010
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements. Prior to March 2010, the Company was exempt from Rule 15c3-3 under the exemptive provisions of sections (k)(2)(i) and (k)(2)(ii) and, accordingly, had no possession or control requirements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2011 and 2010

	2011	2010
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ −	$ −
Monies borrowed collateralized by securities carried for the accounts of customers	−	−
Monies payable against customers' securities loaned	−	−
Customers' securities failed to receive	−	−
Credit balances in firm accounts attributable to principal sales to customers	−	−
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	−	−
Market value of short security count differences over 30 calendar days	−	−
Market value of short securities and credits in all suspense accounts over 30 calendar days	−	−
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	−	−
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	−	−
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	−	−
Failed to deliver of customers' securities not older than 30 calendar days	−	−
Excess of total credits over total debits	$ −	$ −

The Company operated as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraphs (k)(2)(i)and (k)(2)(ii) during 2009 and part of 2010. Currently the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

PKF
Certified Public Accountants
A Professional Corporation



Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In planning and performing our audit of the statements of financial condition of Dunham & Associates Investment Counsel, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 27, 2012

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation



Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY
RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing
Section

FEB 29 2012

To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Washington, DC
110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Dunham & Associates Investment Counsel, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Dunham & Associates Investment Counsel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dunham & Associates Investment Counsel, Inc.'s management is responsible for the Dunham & Associates Investment Counsel, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments, noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 27, 2012

PKF
Certified Public Accountants
A Professional Corporation

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___Dec. 31___, 20_11_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 028527 FINRA DEC
> DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC 22*22
> 10251 VISTA SORRENTO PKWY STE 200
> SAN DIEGO CA 92121-3769

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian F. Kenny 858.964.0500

2. A. General Assessment (item 2e from page 2) $ _5,919_

   B. Less payment made with SIPC-6 filed (exclude interest) (_4,204_)
      _7/29/11_
      Date Paid

   C. Less prior overpayment applied (_–_)

   D. Assessment balance due or (overpayment) _1,715_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _–_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _1,715_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _1,715_

   H. Overpayment carried forward $(_–_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dunham & Associates Investment Counsel, Inc.
(Name of Corporation, Partnership or other organization)

Jim S. W
(Authorized Signature)

CFO
(Title)

Dated the _22nd_ day of _February_, 20_12_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 20 11
and ending Dec. 31, 20 11

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,068,248

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions — 0 —

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,700,821

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (I) or (II) —

Total deductions 3,700,821

2d. SIPC Net Operating Revenues $ 2,367,427

2e. General Assessment @ .0025 $ 5,919

(to page 1, line 2.A.)

2